EXHIBIT 21

                         Subsidiaries of the Registrant



Quitman Federal Savings Bank (the "Bank") is the sole subsidiary of the Registrant and is a federally chartered stock savings bank. The Bank does business under the name "Quitman Federal Savings Bank."